Exhibit 3.1

FORM OF CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF CEMTREX, INC.

1.	Name of corporation:

Cemtrex, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Fourth Article:

Effective at 12:01 a.m. on September 29, 2025 (the “Effective Time”), every fifteen (15) shares of common stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of common stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of common stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock. No certificates representing fractional shares of New Common Stock will be issued in connection with the Reverse Stock Split. Holders prior to the Reverse Stock Split who have held at least (1) one whole share of common stock and who otherwise would be entitled to receive fractional share interests of New Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of New Common Stock to round up to the next whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split. On the other hand, holders prior to the Reverse Stock Split who have held less than one (1) whole share of common stock shall not be entitled to receive an additional fraction of a share and will be automatically rounded down. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 20 shares of common stock, 50,000 shares Series C Preferred Stock and 153,153 shares of Series 1 Preferred Stock, voting as a single class, for 73.62% of the voting capital of the Corporation.

4.	Effective date of filing (optional): to be effective at 12:01 a.m. on September 29, 2025

5.	Officer Signature (Required):

/s/ Saagar Govil
Saagar Govil, Chairman, President and Executive Officer